UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

HANWHA SOLARONE CO., LTD.

(Name of Issuer)

Ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

83415U108

(CUSIP Number)

Hanwha Solar Holdings Co., Ltd.

Hanwha Chemical Corporation

Hanwha Corporation

Mr. Seung-Youn Kim

Hanwha Building, 1, Janggyo-dong, Jung-gu

Seoul 100-797, Korea

Phone Number: (82) 2 729 2700

Attention: Mr. Moon-Ghee Ryu

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 28, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 83415U108

1.	NAME OF REPORTING PERSON Hanwha Solar Holdings Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF(1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 254,329,467(2)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 254,329,467(2)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 254,329,467(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.9% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) The sources of funds were: (a) a loan in the principal amount of $295 million from Korea Export-Import Bank to Hanwha Chemical Corporation (“Hanwha Chemical”) on September 16, 2010, and (b) the internal reserves of Hanwha Chemical. Hanwha Solar Holdings Co., Ltd. (“Hanwha”) is a wholly-owned subsidiary of Hanwha Chemical.

(2) The aggregate amount beneficially owned by the Reporting Persons is comprised of the following: (a) 209,249,448 ordinary shares of Hanwha SolarOne Co., Ltd. (the “Issuer”), par value US$0.0001 per share (“Ordinary Shares”), which includes 6,405,055 Ordinary Shares represented by an aggregate of 1,281,011 American Depositary Shares (“ADSs”) of the Issuer; and (b) 45,080,019 Ordinary Shares (the “Loaned Shares”) issued to Hanwha pursuant to that certain Share Issuance and Repurchase Agreement, dated as of September 16, 2010, by and between the Issuer and Hanwha (the “Share Lending Agreement”), which Loaned Shares are comprised of: (i) 30,672,689 Ordinary Shares issued to Hanwha on September 16, 2010, and (ii) an additional 14,407,330 Ordinary Shares issued to Hanwha on December 21, 2010. The 209,249,448 Ordinary Shares and the 45,080,019 Loaned Shares are held directly by Hanwha.

Pursuant to the Share Lending Agreement, Hanwha agreed that it holds only the voting rights with respect to any Loaned Shares and, subject to applicable law, waived all other rights attaching to or arising in respect of the Loaned Shares.

(3) Percentage of class calculated based on an aggregate of 419,771,847 Ordinary Shares issued and outstanding as of April 22, 2011, as reported in the Issuer’s Report of Foreign Private Issuer on Form 20-F for the fiscal year ended December 31, 2010, filed with the Securities and Exchange Commission (“SEC”) on June 3, 2011 (the “Annual Report”), plus each of the following: (a) 45,080,019 Loaned Shares issued to Hanwha pursuant to the Share Lending Agreement; and (b) 45,098,055 Ordinary Shares (represented by 9,019,611 ADSs, the “Loaned ADSs”) issued to Morgan Stanley & Co. International PLC (the “Dealer”) pursuant to that certain Share Issuance and Repurchase Agreement by and between the Issuer and the Dealer, dated as of January 23, 2008 (the “Dealer Agreement”), for an aggregate total of 509,949,921 outstanding Ordinary Shares.

The Issuer stated in the Annual Report that it does not believe that the Ordinary Shares represented by the Loaned ADSs or the Loaned Shares will increase the number of Ordinary Shares outstanding. For purposes of calculating beneficial ownership in the Annual Report, the Issuer excluded the 9,019,611 Loaned ADSs and the 45,080,019 Loaned Shares from the number of Ordinary Share equivalents deemed outstanding. The Issuer’s total outstanding Ordinary Shares as of April 22, 2011 would have been 509,949,921 if the 9,019,611 Loaned ADSs and the 45,080,019 Loaned Shares were included in the calculation of beneficial ownership.

For purposes of reporting its beneficial ownership in this Schedule 13D, the Reporting Persons have assumed that the Loaned Shares are issued, outstanding and beneficially held by the Reporting Persons. If the Reporting Persons excluded the Loaned Shares, they would be deemed to beneficially own 209,249,448 Ordinary Shares. Inclusion or exclusion of the Loaned Shares would not materially change the Reporting Persons’ beneficial ownership percentage. In each case, the Reporting Persons’ beneficial ownership percentage would be approximately 49.9%.

The Issuer stated in the Annual Report that 873,585 Ordinary Shares (represented by 174,717 ADSs) have been reserved by the Issuer as of April 22, 2011 to allow for the participation in the ADS program by its employees pursuant to the Issuer’s equity incentive plans (the “Option Reserve Shares”). Moreover, for purposes of calculating beneficial ownership in the Annual Report, the Issuer excluded the Option Reserve Shares from the number of Ordinary Share equivalents deemed outstanding and stated that it did not believe that the Option Reserve Shares would increase the number of Ordinary Shares considered outstanding for purposes of calculating beneficial ownership. Accordingly, the Reporting Persons have excluded the Option Reserve Shares from the number of outstanding Ordinary Shares for purposes of calculating and reporting the Reporting Persons’ beneficial ownership in this Schedule 13D.

CUSIP No.: 83415U108

1.	NAME OF REPORTING PERSON Hanwha Chemical Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, BK (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 254,329,467(2)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 254,329,467(2)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 254,329,467(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.9% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) The sources of funds were: (a) a loan in the principal amount of $295 million from Korea Export-Import Bank to Hanwha Chemical on September 16, 2010, and (b) the internal reserves of Hanwha Chemical.

(2) The aggregate amount beneficially owned by the Reporting Persons is comprised of the following: (a) 209,249,448 Ordinary Shares, which includes 6,405,055 Ordinary Shares represented by an aggregate of 1,281,011 ADSs of the Issuer; and (b) the 45,080,019 Loaned Shares. The 209,249,448 Ordinary Shares and the 45,080,019 Loaned Shares are held directly by Hanwha. Hanwha is a wholly-owned subsidiary of Hanwha Chemical and Hanwha Chemical may therefore be deemed to be the beneficial owner of the 254,329,467 Ordinary Shares and the 45,080,019 Loaned Shares.

Pursuant to the Share Lending Agreement, Hanwha agreed that it holds only the voting rights with respect to any Loaned Shares and, subject to applicable law, waived all other rights attaching to or arising in respect of the Loaned Shares.

(3) Percentage of class calculated based on an aggregate of 419,771,847 Ordinary Shares issued and outstanding as of April 22, 2011, as reported in the Annual Report, plus each of the following: (a) 45,080,019 Loaned Shares issued to Hanwha pursuant to the Share Lending Agreement, and (b) 45,098,055 Ordinary Shares (represented by 9,019,611 Loaned ADSs) issued to the Dealer pursuant to the Dealer Agreement, for an aggregate total of 509,949,921 outstanding Ordinary Shares.

The Issuer stated in the Annual Report that it does not believe that the Ordinary Shares represented by the Loaned ADSs or the Loaned Shares will increase the number of Ordinary Shares outstanding. For purposes of calculating beneficial ownership in the Annual Report, the Issuer excluded the 9,019,611 Loaned ADSs and the 45,080,019 Loaned Shares from the number of Ordinary Share equivalents deemed outstanding. The Issuer’s total outstanding Ordinary Shares as of April 22, 2011 would have been 509,949,921 if the 9,019,611 Loaned ADSs and the 45,080,019 Loaned Shares were included in the calculation of beneficial ownership.

For purposes of reporting its beneficial ownership in this Schedule 13D, the Reporting Persons have assumed that the Loaned Shares are issued, outstanding and beneficially held by the Reporting Persons. If the Reporting Persons excluded the Loaned Shares, they would be deemed to beneficially own 209,249,448 Ordinary Shares. Inclusion or exclusion of the Loaned Shares would not materially change the Reporting Persons’ beneficial ownership percentage. In each case, the Reporting Persons’ beneficial ownership percentage would be approximately 49.9%.

The Issuer stated in the Annual Report that it has reserved the 873,585 Option Reserve Shares. Moreover, for purposes of calculating beneficial ownership in the Annual Report, the Issuer excluded the Option Reserve Shares from the number of Ordinary Share equivalents deemed outstanding and stated that it did not believe that the Option Reserve Shares would increase the number of Ordinary Shares considered outstanding for purposes of calculating beneficial ownership. Accordingly, the Reporting Persons have excluded the Option Reserve Shares from the number of outstanding Ordinary Shares for purposes of calculating and reporting the Reporting Persons’ beneficial ownership in this Schedule 13D.

CUSIP No.: 83415U108

1.	NAME OF REPORTING PERSON Hanwha Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF(1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 254,329,467(2)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 254,329,467(2)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 254,329,467(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.9% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) The sources of funds were: (a) a loan in the principal amount of $295 million from Korea Export-Import Bank to Hanwha Chemical on September 16, 2010, and (b) the internal reserves of Hanwha Chemical.

(2) The aggregate amount beneficially owned by the Reporting Persons is comprised of the following: (a) 209,249,448 Ordinary Shares, which includes 6,405,055 Ordinary Shares represented by an aggregate of 1,281,011 ADSs of the Issuer; and (b) the 45,080,019 Loaned Shares. The 209,249,448 Ordinary Shares and the 45,080,019 Loaned Shares are held directly by Hanwha. Hanwha is a wholly-owned subsidiary of Hanwha Chemical and Hanwha Chemical may therefore be deemed to be the beneficial owner of the 209,249,448 Ordinary Shares and the 45,080,019 Loaned Shares. Hanwha Corporation together with its affiliates hold approximately 42.31% of the issued and outstanding shares of Hanwha Chemical and Hanwha Corporation may therefore be deemed to be the beneficial owner of the 209,249,448 Ordinary Shares and the 45,080,019 Loaned Shares.

Pursuant to the Share Lending Agreement, Hanwha agreed that it holds only the voting rights with respect to any Loaned Shares and, subject to applicable law, waived all other rights attaching to or arising in respect of the Loaned Shares.

(3) Percentage of class calculated based on an aggregate of 419,771,847 Ordinary Shares issued and outstanding as of April 22, 2011, as reported in the Annual Report, plus each of the following: (a) 45,080,019 Loaned Shares issued to Hanwha pursuant to the Share Lending Agreement, and (b) 45,098,055 Ordinary Shares (represented by 9,019,611 Loaned ADSs) issued to the Dealer pursuant to the Dealer Agreement, for an aggregate total of 509,949,921 outstanding Ordinary Shares.

The Issuer stated in the Annual Report that it does not believe that the Ordinary Shares represented by the Loaned ADSs or the Loaned Shares will increase the number of Ordinary Shares outstanding. For purposes of calculating beneficial ownership in the Annual Report, the Issuer excluded the 9,019,611 Loaned ADSs and the 45,080,019 Loaned Shares from the number of Ordinary Share equivalents deemed outstanding. The Issuer’s total outstanding Ordinary Shares as of April 22, 2011 would have been 509,949,921 if the 9,019,611 Loaned ADSs and the 45,080,019 Loaned Shares were included in the calculation of beneficial ownership.

For purposes of reporting its beneficial ownership in this Schedule 13D, the Reporting Persons have assumed that the Loaned Shares are issued, outstanding and beneficially held by the Reporting Persons. If the Reporting Persons excluded the Loaned Shares, they would be deemed to beneficially own 209,249,448 Ordinary Shares. Inclusion or exclusion of the Loaned Shares would not materially change the Reporting Persons’ beneficial ownership percentage. In each case, the Reporting Persons’ beneficial ownership percentage would be approximately 49.9%.

The Issuer stated in the Annual Report that it has reserved the 873,585 Option Reserve Shares. Moreover, for purposes of calculating beneficial ownership in the Annual Report, the Issuer excluded the Option Reserve Shares from the number of Ordinary Share equivalents deemed outstanding and stated that it did not believe that the Option Reserve Shares would increase the number of Ordinary Shares considered outstanding for purposes of calculating beneficial ownership. Accordingly, the Reporting Persons have excluded the Option Reserve Shares from the number of outstanding Ordinary Shares for purposes of calculating and reporting the Reporting Persons’ beneficial ownership in this Schedule 13D.

CUSIP No.: 83415U108

1.	NAME OF REPORTING PERSON Mr. Seung-Youn Kim
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF(1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 254,329,467(2)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 254,329,467(2)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 254,329,467(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.9% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) The sources of funds were: (a) a loan in the principal amount of $295 million from Korea Export-Import Bank to Hanwha Chemical on September 16, 2010, and (b) the internal reserves of Hanwha Chemical.

(2) The aggregate amount beneficially owned by the Reporting Persons is comprised of the following: (a) 209,249,448 Ordinary Shares, which includes 6,405,055 Ordinary Shares represented by an aggregate of 1,281,011 ADSs of the Issuer; and (b) the 45,080,019 Loaned Shares. The 209,249,448 Ordinary Shares and the 45,080,019 Loaned Shares are held directly by Hanwha. Hanwha is a wholly-owned subsidiary of Hanwha Chemical and Hanwha Chemical may therefore be deemed to be the beneficial owner of the 209,249,448 Ordinary Shares and the 45,080,019 Loaned Shares. Hanwha Corporation together with its affiliates hold approximately 42.31% of the issued and outstanding shares of Hanwha Chemical and Hanwha Corporation may therefore be deemed to be the beneficial owner of the 209,249,448 Ordinary Shares and the 45,080,019 Loaned Shares. Mr. Seung-Youn Kim, a representative director and executive officer of Hanwha Chemical and Hanwha Corporation, together with his affiliates hold approximately 35.82% of the issued and outstanding shares of Hanwha Corporation and Mr. Seung-Youn Kim may therefore be deemed to be the beneficial owner of the 209,249,448 Ordinary Shares and the 45,080,019 Loaned Shares.

Pursuant to the Share Lending Agreement, Hanwha agreed that it holds only the voting rights with respect to any Loaned Shares and, subject to applicable law, waived all other rights attaching to or arising in respect of the Loaned Shares.

(3) Percentage of class calculated based on an aggregate of 419,771,847 Ordinary Shares issued and outstanding as of April 22, 2011, as reported in the Annual Report, plus each of the following: (a) 45,080,019 Loaned Shares issued to Hanwha pursuant to the Share Lending Agreement, and (b) 45,098,055 Ordinary Shares (represented by 9,019,611 Loaned ADSs) issued to the Dealer pursuant to the Dealer Agreement, for an aggregate total of 509,949,921 outstanding Ordinary Shares.

The Issuer stated in the Annual Report that it does not believe that the Ordinary Shares represented by the Loaned ADSs or the Loaned Shares will increase the number of Ordinary Shares outstanding. For purposes of calculating beneficial ownership in the Annual Report, the Issuer excluded the 9,019,611 Loaned ADSs and the 45,080,019 Loaned Shares from the number of Ordinary Share equivalents deemed outstanding. The Issuer’s total outstanding Ordinary Shares as of April 22, 2011 would have been 509,949,921 if the 9,019,611 Loaned ADSs and the 45,080,019 Loaned Shares were included in the calculation of beneficial ownership.

For purposes of reporting its beneficial ownership in this Schedule 13D, the Reporting Persons have assumed that the Loaned Shares are issued, outstanding and beneficially held by the Reporting Persons. If the Reporting Persons excluded the Loaned Shares, they would be deemed to beneficially own 209,249,448 Ordinary Shares. Inclusion or exclusion of the Loaned Shares would not materially change the Reporting Persons’ beneficial ownership percentage. In each case, the Reporting Persons’ beneficial ownership percentage would be approximately 49.9%.

The Issuer stated in the Annual Report that it has reserved the 873,585 Option Reserve Shares. Moreover, for purposes of calculating beneficial ownership in the Annual Report, the Issuer excluded the Option Reserve Shares from the number of Ordinary Share equivalents deemed outstanding and stated that it did not believe that the Option Reserve Shares would increase the number of Ordinary Shares considered outstanding for purposes of calculating beneficial ownership. Accordingly, the Reporting Persons have excluded the Option Reserve Shares from the number of outstanding Ordinary Shares for purposes of calculating and reporting the Reporting Persons’ beneficial ownership in this Schedule 13D.

All information in this Amendment No. 2 to Schedule 13D is being supplied solely by the Reporting Persons and only the Reporting Persons shall be deemed responsible for the accuracy of such information. This Amendment No. 2 to Schedule 13D is being filed by Hanwha Solar Holdings Co., Ltd., Hanwha Chemical Corporation, Hanwha Corporation and Mr. Seung-Youn Kim pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D as filed jointly by Hanwha Solar Holdings Co., Ltd., Hanwha Chemical Corporation, Hanwha Corporation and Mr. Seung-Youn Kim with the Securities and Exchange Commission (the “SEC”) on September 23, 2010, as amended by Amendment No. 1 to Schedule 13D filed jointly by the Reporting Persons with the SEC on December 1, 2010 (as so amended, the “Initial Schedule 13D”). Unless set forth below, all previous Items set forth in the Initial Schedule 13D are unchanged. All capitalized terms used herein that are not defined herein have the meanings for such terms set forth in the Initial Schedule 13D.

ITEM 1.	Security and Issuer.

The disclosure in Item 1 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

The securities to which this Schedule 13D relates are the ordinary shares, par value US$0.0001 per share (“Ordinary Shares”) and American Depositary Shares, each representing five Ordinary Shares (“ADSs”), of Hanwha SolarOne Co., Ltd., a company organized under the laws of the Cayman Islands (the “Issuer”). The principal executive offices of the Issuer are located at 888 Linyang Road, Qidong, Jiangsu Province 226200, People’s Republic of China.

ITEM 2.	Identity and Background.

Schedule A, Schedule B and Schedule C referenced in Item 2 of the Initial Schedule 13D are hereby amended and restated in their entireties and replaced with Schedule A, Schedule B and Schedule C hereto, respectively, which are incorporated in this Item 2 by reference.

ITEM 4.	Purpose of Transaction.

The disclosure in Item 4 of the Initial Schedule 13D is hereby amended by deleting the paragraph under the heading “Share Lending Agreement” of Item 4 and inserting the following language in place thereof:

Concurrently with the closing of the transactions contemplated under the SPAs, the Issuer issued an aggregate of 30,672,689 Ordinary Shares (the “Initial Loaned Shares”) to Hanwha pursuant to a Share Issuance and Repurchase Agreement, dated as of September 16, 2010, by and between Hanwha and the Issuer (the “Share Lending Agreement”), at a price of $0.0001 per Ordinary Share. Pursuant to the Share Lending Agreement, Hanwha agreed that it holds (and will hold) only the voting rights with respect to any Ordinary Shares issued or issuable to it under the Share Lending Agreement and, subject to applicable law, waived all other rights attaching to or in respect of such Ordinary Shares. Pursuant to the Share Lending Agreement and subject to the approval of the shareholders of the Issuer, Hanwha was also entitled to receive an additional number of Ordinary Shares at a price of $0.0001 per Ordinary Share (the “Additional Loaned Shares”), with the final number of Additional Loaned Shares issuable to Hanwha to be based on the number of outstanding ADSs subject to that certain Share Issuance and Repurchase Agreement by and between the Issuer and Morgan Stanley & Co. International PLC or its permitted successors and assigns (the “Dealer”), dated as of January 23, 2008 (the “Dealer Agreement”), as of the date of such shareholder approval. As of December 20, 2010, the date of the annual general meeting of shareholders held in Shanghai, China on December 20, 2010 (the “2010 Annual Shareholder Meeting”), an aggregate of 9,019,611 ADSs (the “Loaned ADSs”) were outstanding and the Issuer was therefore contractually obligated to issue to Hanwha 14,407,330 Additional Loaned Shares on December 21, 2010 following the adoption by the shareholders of the Issuer at the 2010 Annual Shareholder Meeting of an ordinary resolution approving the issuance and sale by the Issuer at par value of 14,407,330 Ordinary Shares to Hanwha. Accordingly, on December 21, 2010, the Issuer issued to Hanwha an additional 14,407,330 Ordinary Shares under the Share Lending Agreement at a price of $0.0001 per Ordinary Share.

The disclosure in Item 4 of the Initial Schedule 13D is hereby amended by inserting the following language at the end of the paragraph under the heading “Shareholder Agreement—Post-Closing Annual Meeting” of Item 4:

At the 2010 Annual Shareholder Meeting, the shareholders of the Issuer adopted, among other things, ordinary resolutions appointing each of Mr. Ki-Joon Hong, Mr. Dong Kwan Kim and Mr. Wook Jin Yoon as a director of the Issuer, each to hold office for a three-year term beginning on the date of the 2010 Annual Shareholder Meeting or until his respective successor is elected and qualified. The shareholders of the Issuer also adopted an ordinary resolution at the 2010 Annual Shareholder Meeting approving the issuance and sale by the Issuer at par value of 14,407,330 Ordinary Shares to Hanwha pursuant to the Share Lending Agreement.

The disclosure in Item 4 of the Initial Schedule 13D is hereby amended by deleting the last two paragraphs of Item 4 and inserting the following language in place thereof:

Management Changes

On June 28, 2011, the Issuer filed with the SEC a Report of Foreign Issuer on Form 6-K (the “Form 6-K”). The Form 6-K furnished a press release dated June 27, 2011, pursuant to which the Issuer announced that, effective July 1, 2011, the Issuer’s Board of Directors appointed Mr. Ki-Joon Hong as chief executive officer of the Issuer, Mr. Jung Pyo Seo as chief financial officer of the Issuer, Mr. Chris Eberspacher as chief technology officer of the Issuer and Mr. Justin Koo Yung Lee as chief commercial officer of the Issuer.

Mr. Ki-Joon Hong is the Representative Director, President and Chief Executive Officer of Hanwha Chemical. Mr. Jung Pyo Seo is the chief financial officer and chief operating officer of Azdel Inc. Mr. Chris Eberspacher is the president of Hanwha Solar America LLC. Mr. Justin Koo Yung Lee is vice president of Hanwha International LLC. Each of Azdel Inc., Hanwha Solar America and Hanwha International LLC are direct or indirect subsidiaries of Hanwha Holdings (USA), Inc. (“Hanwha Holdings USA”). Hanwha Corporation, through its wholly-owned subsidiary, Hanwha Machinery Corp., owns approximately 17.2% of Hanwha Holdings USA. Hanwha Chemical, through its wholly-owned subsidiary, Hanwha International LLC, owns approximately 20.7% of Hanwha Holdings USA. Accordingly, Hanwha Corporation and Hanwha Chemical collectively own approximately 37.9% of Hanwha Holdings USA, and could therefore be deemed to have an interest in each of Azdel Inc., Hanwha Solar America and Hanwha International LLC.

The Ordinary Shares and ADSs covered by this Schedule 13D were acquired for investment purposes. The Reporting Persons will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Ordinary Shares, the Issuer’s operations, assets, prospects and business development, the Issuer’s management, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, as well as other investment considerations. The Reporting Persons expect to discuss their investment in the Issuer and the foregoing investment considerations with the Board of Directors, management, other investors, industry analysts and others. These considerations, these discussions and other factors may result in the Reporting Persons’ consideration of various alternatives with respect to their investment, including possible changes in the present Board of Directors and/or management of the Issuer or other alternatives to increase shareholder value. In addition, the Reporting Persons may acquire additional Issuer securities in the public markets, in privately negotiated transactions or otherwise (including through the exercise of Hanwha’s preemptive rights under the Shareholder Agreement) or may determine to sell, trade or otherwise dispose of all or some holdings in the Issuer in the public markets, in privately negotiated transactions or otherwise, or take any other lawful action they deem to be in their best interests.

Except as set forth in this Item 4, no Reporting Person has any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated in subparagraphs (a)-(i) above. There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of these matters. However, the Reporting Persons reserve the right to formulate plans or proposals which would relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

ITEM 5.	Interest in Securities of the Issuer.

The disclosure in Item 5 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

(a) As of the date hereof, Hanwha beneficially owns: (i) 209,249,448 Ordinary Shares, which includes 6,405,055 Ordinary Shares represented by an aggregate of 1,281,011 ADSs, and (ii) 45,080,019 Loaned Shares issued to Hanwha pursuant to the Share Lending Agreement, representing approximately 49.9% of all of the issued and outstanding Ordinary Shares. Hanwha is a wholly-owned subsidiary of Hanwha Chemical and Hanwha Chemical may therefore be deemed to be the beneficial owner of the 209,249,448 Ordinary Shares owned by Hanwha and the 45,080,019 Loaned Shares issued to Hanwha pursuant to the Share Lending Agreement. Hanwha Corporation together with its affiliates hold approximately 42.31% of the issued and outstanding shares of Hanwha Chemical and Hanwha Corporation may therefore be deemed to be the beneficial owner of the 209,249,448 Ordinary Shares owned by Hanwha and the 45,080,019 Loaned Shares issued to Hanwha pursuant to the Share Lending Agreement. Mr. Seung-Youn Kim, a representative director and executive officer of Hanwha Chemical and Hanwha Corporation, together with his affiliates hold approximately 35.82% of the issued and outstanding shares of Hanwha Corporation and Mr. Kim may therefore be deemed to be the beneficial owner of the 209,249,448 Ordinary Shares owned by Hanwha and the 45,080,019 Loaned Shares issued to Hanwha pursuant to the Share Lending Agreement.

For purposes of this Schedule 13D, the Reporting Persons based the number of outstanding Ordinary Shares on an aggregate of 419,771,847 Ordinary Shares issued and outstanding as of April 22, 2011, as reported in the Issuer’s Report of Foreign Private Issuer on Form 20-F for the fiscal year ended December 31, 2010, filed with the Securities and Exchange Commission (“SEC”) on June 3, 2011 (the “Annual Report”), plus each of the following: (i) 45,080,019 Loaned Shares issued to Hanwha pursuant to the Share Lending Agreement; and (ii) 45,098,055 Ordinary Shares (represented by 9,019,611 Loaned ADSs) issued to the Dealer pursuant to the Dealer Agreement, for an aggregate total of 509,949,921 outstanding Ordinary Shares.

The Issuer stated in the Annual Report that it does not believe that the Ordinary Shares represented by the Loaned ADSs or the Loaned Shares will increase the number of Ordinary Shares outstanding. For purposes of calculating beneficial ownership in the Annual Report, the Issuer excluded the 9,019,611 Loaned ADSs and the 45,080,019 Loaned Shares from the number of Ordinary Share equivalents deemed outstanding. The Issuer’s total outstanding Ordinary Shares as of April 22, 2011 would have been 509,949,921 if the 9,019,611 Loaned ADSs and the 45,080,019 Loaned Shares were included in the calculation of beneficial ownership.

For purposes of reporting its beneficial ownership in this Schedule 13D, the Reporting Persons have assumed that the Loaned Shares are issued, outstanding and beneficially held by the Reporting Persons. If the Reporting Persons excluded the Loaned Shares, they would be deemed to beneficially own 209,249,448 Ordinary Shares. Inclusion or exclusion of the Loaned Shares would not materially change the Reporting Persons’ beneficial ownership percentage. In each case, the Reporting Persons’ beneficial ownership percentage would be approximately 49.9%.

The Issuer stated in the Annual Report that 873,585 Ordinary Shares (represented by 174,717 ADSs) have been reserved by the Issuer as of April 22, 2011 to allow for the participation in the ADS program by its employees pursuant to the Issuer’s equity incentive plans (the “Option Reserve Shares”). Moreover, for purposes of calculating beneficial ownership in the Annual Report, the Issuer excluded the Option Reserve Shares from the number of Ordinary Share equivalents deemed outstanding and stated that it did not believe that the Option Reserve Shares would increase the number of Ordinary Shares considered outstanding for purposes of calculating beneficial ownership. Accordingly, the Reporting Persons have excluded the Option Reserve Shares from the number of outstanding Ordinary Shares for purposes of calculating and reporting the Reporting Persons’ beneficial ownership in this Schedule 13D.

(b) Hanwha Solar Holdings Co., Ltd.:

(1) Sole Voting Power: 254,329,467

(2) Shared Voting Power: 0

(3) Sole Dispositive Power: 254,329,467

(4) Shared Dispositive Power: 0

Hanwha Chemical Corporation:

(1) Sole Voting Power: 254,329,467

(2) Shared Voting Power: 0

(3) Sole Dispositive Power: 254,329,467

(4) Shared Dispositive Power: 0

Hanwha Corporation:

(1) Sole Voting Power: 254,329,467

(2) Shared Voting Power: 0

(3) Sole Dispositive Power: 254,329,467

(4) Shared Dispositive Power: 0

Seung-Youn Kim:

(1) Sole Voting Power: 254,329,467

(2) Shared Voting Power: 0

(3) Sole Dispositive Power: 254,329,467

(4) Shared Dispositive Power: 0

(c) The information in Item 4 above is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2011	HANWHA SOLAR HOLDINGS CO., LTD.

/S/ JAE CHUN SONG
	Name:	Jae Chun Song
	Title:	Director

Dated: July 1, 2011	HANWHA CHEMICAL CORPORATION

/S/ KI JOON HONG
	Name:	Ki Joon Hong
	Title:	Chief Executive Officer

Dated: July 1, 2011		HANWHA CORPORATION

/S/ YOUNG-SUN NAM
	Name:	Young-Sun Nam
	Title:	Chief Executive Officer

Dated: July 1, 2011		/S/ SEUNG-YOUN KIM
SEUNG-YOUN KIM

SCHEDULE A

SCHEDULE A

Directors and Executive Officers of Hanwha Solar Holdings Co., Ltd.

Name and Title	Business Address	Present Principal Occupation or Employment	Country of Citizenship

Mr. Jae Chun Song, Director	Hanwha Chemical Corporation Hanwha Building, 1, Janggyo-dong, Jung-gu Seoul 100-797, Korea	Senior Vice President of Hanwha Chemical Corporation	Korea

Mr. Kyu Dong Choi, Director	Hanwha Chemical Corporation Hanwha Building, 1, Janggyo-dong, Jung-gu Seoul 100-797, Korea	Senior Vice President & Chief Officer of Hanwha Chemical Corporation	Korea

Mr. Yung In Yoo, Director	Hanwha Chemical Corporation Hanwha Building, 1, Janggyo-dong, Jung-gu Seoul 100-797, Korea	Senior Vice President and Chief Financial Officer of Hanwha Chemical Corporation	Korea

SCHEDULE B

SCHEDULE B

Directors and Executive Officers of Hanwha Chemical Corporation

Name and Title(s)	Business Address	Present Principal Occupation or Employment	Country of Citizenship

Mr. Seung-Youn Kim, Representative Director	Hanwha Chemical Corporation Hanwha Building, 1, Janggyo-dong, Jung-gu Seoul 100-797, Korea	Representative Director of Hanwha Chemical Corporation and Hanwha Corporation	Korea

Mr. Ki-Joon Hong, Representative Director, President and Chief Executive Officer	Hanwha Chemical Corporation Hanwha Building, 1, Janggyo-dong, Jung-gu Seoul 100-797, Korea	Representative Director, President and Chief Executive Officer of Hanwha Chemical Corporation	Korea

Mr. In-Hyun Chung, Independent Director	Hanwha Chemical Corporation Hanwha Building, 1, Janggyo-dong, Jung-gu Seoul 100-797, Korea	N/A	Korea

Mr. Deok-Kun Oh, Independent Director	Hanwha Chemical Corporation Hanwha Building, 1, Janggyo-dong, Jung-gu Seoul 100-797, Korea	N/A	Korea

Mr. Jin-Gyu Lee, Independent Director	Hanwha Chemical Corporation Hanwha Building, 1, Janggyo-dong, Jung-gu Seoul 100-797, Korea	Professor, the Department of Business Administration, Korea Univ.	Korea

Mr. Young-Hak Kim, Independent Director	Hanwha Chemical Corporation Hanwha Building, 1, Janggyo-dong, Jung-gu Seoul 100-797, Korea	N/A	Korea

Mr. Han-Hong Bang, Executive Vice President, Petrochemical Business Unit	Hanwha Chemical Corporation Hanwha Building, 1, Janggyo-dong, Jung-gu Seoul 100-797, Korea	Executive Vice President, Petrochemical Business Unit of Hanwha Chemical Corporation	Korea

SCHEDULE C

SCHEDULE C

Directors and Executive Officers of Hanwha Corporation

Name and Title	Business Address	Present Principal Occupation or Employment	Country of Citizenship

Mr. Seung-Youn Kim, Representative Director	Hanwha Corporation Hanwha Building, 1, Janggyo-dong, Jung-gu Seoul 100-797, Korea	Representative Director of Hanwha Chemical Corporation and Hanwha Corporation	Korea

Mr. Young-Sun Nam, Representative Director, Explosives Division	Hanwha Corporation Hanwha Building, 1, Janggyo-dong, Jung-gu Seoul 100-797, Korea	Representative Director, Explosives Division of Hanwha Corporation	Korea

Mr. Kwon-Tae Han, Chief Financial Officer	Hanwha Corporation Hanwha Building, 1, Janggyo-dong, Jung-gu Seoul 100-797, Korea	Chief Financial Officer of Hanwha Corporation	Korea

Mr. Sung-Wook Jho, Independent Director	Hanwha Corporation Hanwha Building, 1, Janggyo-dong, Jung-gu Seoul 100-797, Korea	Associate Professor, the Department of Business Administration, Seoul National Univ.	Korea

Mr. Jae-Duk Oh, Independent Director	Hanwha Corporation Hanwha Building, 1, Janggyo-dong, Jung-gu Seoul 100-797, Korea	N/A	Korea

Mr. Soo-Gi Kim, Independent Director	Hanwha Corporation Hanwha Building, 1, Janggyo-dong, Jung-gu Seoul 100-797, Korea	N/A	Korea

Mr. Dong-Jin Choi, Independent Director	Hanwha Corporation Hanwha Building, 1, Janggyo-dong, Jung-gu Seoul 100-797, Korea	N/A	Korea

Mr. Jin-Ho Jung, Independent Director	Hanwha Corporation Hanwha Building, 1, Janggyo-dong, Jung-gu Seoul 100-797, Korea	Independent Director of DPC Corporation	Korea

Mr. Jae-Hong Park, Representative Director, Trade Division	Hanwha Corporation Hanwha Building, 1, Janggyo-dong, Jung-gu Seoul 100-797, Korea	Representative Director, Trade Division of Hanwha Corporation	Korea